Exhibit 99.2

Sustainability Report

We are pleased to present our 2014 Sustainability Report; the annual update of Westport’s progress and challenges in advancing our vision of economic, social and environmental sustainability. Rapid shifts in global energy markets have underscored that significant changes are rarely without turbulence, but we end the year with increased confidence and measured evidence of the strength of the transition underway to a sustainable energy future.

Sustainability is at the core of our business

We believe that business success isn't solely measured “company to customer” but through our relationships with a range of stakeholders. As a clean technology leader, we recognize the responsibility we have to our employees, customers, partners, shareholders, suppliers, governments, the natural environment, academic institutions, non-government organizations (NGOs), and the neighbourhoods in which we live and work.

The decarbonisation of the transport sector requires vision, leadership and boldness. Governments around the world are recognizing the economic, energy security, environmental, and job creation benefits of natural gas vehicles. Environmental NGOs want to learn more about how reducing the carbon intensity of fuels has the potential to meaningfully reduce emissions from heavy-duty vehicles. Our partners see a tremendous opportunity to revolutionize how we move freight and people. Westport’s ongoing technological innovation and drive to catalyze real change will continue to transform the transportation sector.

Collaboration in 2014:

Business for Social Responsibility Future of Fuels

Westport has been a member of Business for Social Responsibility (BSR) since 2012 and was a founding member of the Future of Fuels working group. Future of Fuels helps companies understand the impacts of transportation fuel and how they can work together to create a system that is sustainable, resilient, and affordable.

The mission of Future of Fuels is to identify and promote transportation fuel pathways that enhance the sustainability and availability of emerging alternative fuel choices. The working group’s objectives are to accelerate low carbon development, improve the sustainability of all fuels, and build better public dialogue and understanding.

Future of Fuels has published reports on transitioning to low-carbon fuels and the outlook for mitigating the impacts of the North American trucking industry, and in 2015 will be launching a “Fuel Tool” application to directly support fleet managers’ procurement decisions.

Carbon Disclosure Project

The Carbon Disclosure Project (CDP) is an international, not-for-profit organization providing the only global system for companies to measure, disclose, manage and share environmental performance information. It works with 822 investors with US$95 trillion in assets and holds the largest collection of self-reported corporate climate data.1

Westport prepared its first CDP report in 2012 and has committed to file annual reports detailing our environmental performance in accordance with the CDP methodology.  Our 2014 report is available for viewing at the CDP website.2 As a clean technology leader, we recognize that we must account for and reduce the environmental impact of natural gas engines and vehicles. Our work with the CDP is a major step in expanding the reach and rigour of Westport’s sustainability transparency.

University of California (Davis) NextSTEPS

The NextSTEPS program is a four-year multidisciplinary research consortium working to advance alternative transportation that operates within the Institute of Transportation Studies at the University of California (Davis). The goal of NextSTEPS is to generate new insights about the transition to a sustainable transportation energy future and to disseminate that knowledge effectively to decision-makers in the public and private sectors. NextSTEPS encompasses interdisciplinary research on electric vehicles, biofuels, hydrogen fuel cells and efficiency improvements to gasoline and diesel engines. Natural gas was added as a dedicated research stream in 2012.

[1]	https://www.cdp.net/en-US/Pages/About-Us.aspx

[2]	Registration at no cost is required to view corporate reports filed on The Carbon Disclosure Project website.

The NextSTEPS members represent 23 other government and corporate partners, including the U.S. Department of Transportation and major automotive Original Equipment Manufacturers (OEMs) such as Ford, GM, Volkswagen and Toyota. The work of this program to develop viable and defensible analyses of the potential contribution of advanced and alternative transportation technologies directly supports Westport’s business strategy.

In 2014, NextSTEPS devoted extra attention to the rapidly developing Chinese market for natural gas vehicles, holding a workshop in Beijing that brought together 60 participants including Chinese policy makers, automotive and oil industry leaders, and leading academic experts and analysts in natural gas and transportation. The workshop resulted in an improved regional understanding of the Chinese NGV market and delivered timely analysis to inform industry and government planning.

Environmental Defense Fund Pump to Wheels Methane Leakage Study

The Environmental Defense Fund (EDF) has a history of cross-sector collaboration and balanced environmental analysis. In 2012, the EDF initiated a series of studies with academic and industry partners to better understand the source and quantity of methane emissions along the natural gas supply chain.3 Westport is a core supporting member of a multi-partner study initiated by EDF and conducted by the Center for Alternative Fuels, Engines and Emission (CAFEE) at West Virginia University.

The research study will measure fugitive emissions of methane from various elements of the natural gas value chain for commercial and heavy duty on-road transportation. In 2014, other modules of the broad series of studies - including production and distribution studies - published their findings. Westport anticipates the module covering natural gas vehicle and fuel systems will be published in 2015.

Westport is participating in the EDF study to advance understanding of the greenhouse gas emission reduction benefits of commercial and heavy duty natural gas vehicles and fueling stations. Westport's market and environmental leadership position demands that we lead by example by participating in research that will help understand the emissions implications of the shift to natural gas.

[3]	The five study modules are production, gathering lines and processing facilities, pipelines and storage, local distribution, and commercial trucks and refueling stations. The first peer-reviewed study has now been published in the journal Proceedings of the National Academy of Science and is available online at http://www.pnas.org/content/110/44/17768.

Report Approach and Scope

This is our sixth published sustainability report, documenting our strategy, programs and achievements related to the environment, the safety of people and products, our employees, and our community. The scope of this report relates only to our operations in British Columbia, Canada. We have identified a need to extend the scope to encompass all of our global operations and are working to establish processes to achieve this goal. While the majority of our engine testing and development occurs in Vancouver, we recognize that we must tell a more complete story about our activities, success and challenges. This report discloses data from January to December 2014. Historical data from the past four fiscal years have been included for comparative purposes, where appropriate.

Report Content

This report has been developed in accordance with the Global Reporting Initiative (GRI) G3 standard reporting guidelines. The GRI is an independent institution that provides a standard framework for sustainability reporting across companies and industries. We have applied the principles of materiality and stakeholder inclusiveness as recommended by the GRI to assess the relevance of sustainability priorities to Westport and our stakeholders.

Westport has self-declared this report to correspond to application level B in the six-level grid of the GRI G3 guidelines. Application Level B requires us to disclose our performance on at least twenty core economic, social and environmental indicators.

Determining Material Issues

The intent of the new GRI G4 materiality review process is to ensure that content included in our annual sustainability report represents the key environmental, economic, and social issues that are most critical to our stakeholders.

In 2014 we undertook a review of our process for determining materiality in accordance with the framework of the new G4 reporting guidelines. We reviewed our existing mechanisms for gathering stakeholder feedback and sought additional input where possible to organize our findings using the prioritization matrix system recommended by GRI. We began with a simple, internally focused process to ensure that we will satisfy the GRI’s recommendation that all organizations comply with the G4 guidelines by December 31, 2015.

GRI Indicator Index

Legend
AA1	we report on this indicator
BB2	we partially report on this indicator

Economic Performance		Location / Section
EC1	Direct economic value generated and distributed	2014 Audited Financial Statements
EC2	Financial implications and risks and opportunities of climate change	Climate Change Risks and Opportunities

Social Performance
HR3	Employee training on human rights	Human Rights
LA1	Total workforce by employment type, employment contract, and region	Employee
LA3	Benefits provided to full time, part-time and temporary employees	Employee
LA6	Workforce represented in Occupational Health and Safety committees	Health and Safety
LA7	Rates of injury, occupational disease, lost days, and work-related fatalities	Health and Safety
SO1	Nature, scope and effectiveness of programs to manage impact on communities	Community Impacts
SO2	Percentage and total number of business units analyzed for risks related to corruption	Anti-Corruption Efforts
SO3	Percentage of employees trained on anti-corruption policies and procedures	Anti-Corruption Efforts
PR1	Life cycle stages: health and safety impacts of products - assessed for improvements	Product Responsibility
Total number of incidents of non-compliance with regulations and voluntary codes
PR2	concerning health and safety impacts of products	Health and Safety

Environment Performance
EN3	Direct energy consumption by primary energy source	Energy
EN4	Indirect energy consumption by primary source	Energy
EN5	Energy saved due to conservation and efficiency efforts	Energy
EN6	Initiatives to provide energy-efficient or renewable based products and reductions	Energy
EN7	Initiatives to reduce indirect energy consumption and reduction achieved	Energy
EN8	Total water withdrawal by source	Water
EN16	Total direct and indirect greenhouse gas emissions	Greenhouse Gas Emissions
EN18	Initiatives to reduce GHG emissions and reductions achieved	Greenhouse Gas Emissions
EN22	Total amount of waste by type and disposal method	Waste Generation and Diversion
EN23	Total number and volume of significant spills	Waste Generation and Diversion
EN28	Value of fines and non-monetary sanctions for environment non-compliance	Environmental Compliance

Social Performance Indicators

Human Rights

Westport is dedicated to preserving all fundamental and universally recognized human rights as outlined by the United Nations and the International Labour Organization. Our commitment is stated and reinforced by our Code of Conduct which is reviewed and signed annually by each of our employees.

Total Workforce

Westport is committed to providing a healthy work environment, defined by respectful relationships, professional development and advancement potential and an execution-focused culture to capitalize on business opportunities. We are dedicated to ensuring that Westport remains a desirable employer in all our locations. A similar benefits package is offered to both full-time and part-time employees.4

As of Dec 31, 2014	Full Time	Part Time(a)	Contractor	Total
Argentina	23	-	3	26
Australia	26	1	4	31
Canada	325	7	20	352
China	24	-	4	28
France	1	-	1	2
India	1	-	-	1
Italy	254	24	1	279
Korea	3	-	-	3
Sweden	10	-	8	18
United Kingdom	1	0	0	1
United States	85	-	29	114
Netherlands(b)	53	7	-	60
Total	806	39	70	915

(a)	Part Time includes co-ops and interns
(b)	Netherlands headcount is as of January 22, 2015. Headcount as of December 31, 2014 was not available.

As the demand for sustainable transportation grows worldwide, Westport has continued to maintain its global presence. Our products have reached customers in more than 19 countries and being able to support these markets is essential to our future success.

Health and Safety

The health and safety of our employees, facilities, and communities is an integral part of Westport’s operations. When gauging world-class safety performance, recordable injury rates and lost-time injury rates are statistical, comparative industry measures. Our results are indicative of our ongoing and significant commitment to injury prevention, risk mitigation, regulatory compliance and continuous safety improvement.

[4]	Part-time employees must work at least three days per week to be eligible for the same benefits package as full-time employees. Casual employees or contractors are not eligible for benefits.

Our Health and Safety Committee members are champions for workplace safety. Westport maintains a Health and Safety Committee in British Columbia or approximately one Committee for every 352 employees. Our Committees are made up of cross-functional management and employee representatives who advise and recommend action on any unresolved workplace health and safety issues brought to them.

Safety Incidents (unaudited)	Dec-14	Dec-13	Dec-12	Dec-11	Mar-10
Recordable injury frequency	3	5	2	1	2
Recordable injury rate(a)	0.96	1.22	0.46	0.31	0.82
Lost time injury frequency	1	2	1	1	1
Lost time injury rate(b)	0.32	0.49	0.23	0.31	0.41

(a)	The recordable injury incident rate is the annualized rate of occupational injuries and illness per 100 employees. It is a calculation of the number of injuries x 200,000/employee hours worked. First aid classified injuries are not included.
(b)	The lost time injury rate is a calculation of the total number of lost time injuries x 200,000/employee hours worked. Lost days refer to scheduled work days and the count begins on the next scheduled work day immediately after the injury.

Our rate of recordable injuries and lost time injuries remained in line with our historical average. We continue put the health and safety of our employees at the center of our operational priorities.

Community Impacts

The liveability of specific locales or areas may be significantly impacted by an organization’s activities. Westport’s geographic location, with our technical facilities adjacent to homes, schools and other businesses requires us to monitor and manage the potentially adverse impacts our operations might have on our immediate neighbors.

Our Facilities Engineering Group maintains a preventative maintenance schedule for key equipment to minimize the likelihood of environment releases and noise levels in excess of municipal by-laws. Westport responds to community concerns regarding our facilities, infrastructure, noise levels and environmental impacts in a timely manner. We did not receive any noise complaints in 2014.

Anti-Corruption Efforts

Our expectations for individual integrity and ethical, moral and legal conduct are outlined in our Code of Conduct. The Code of Conduct has mandated compliance with all applicable laws in the jurisdictions where we operate and has always prohibited the giving or receiving of improper payments to influence business decisions. In addition, Westport maintains a confidential ethics hotline to provide an avenue for employees to raise concerns about corporate conduct. The policy includes the reassurance that they will be protected from reprisals or victimization for “whistle blowing” in good faith.

Product Responsibility

Quality and safety are imperatives across the product life cycle. Our Quality Management System (QMS) is certified to ISO 9001:2008 standards for the design, assembly and commercialization of its LNG fuel systems. Westport QMS comprises the organization’s policies and procedures that aim to ensure that customer requirements are met with consistency, resulting in enhanced customer confidence and satisfaction. The QMS, other internal requirements and engineering systems have contributed to no incidents of non-compliance with regulations and voluntary codes concerning the health and safety impacts of our products. Internal systems and processes have been established to ensure that the health and safety impacts of our products are assessed in each of the following life-cycle stages:

Health and Safety Impacts Assessed at Life-Cycle Stage	Status
Development of product concept	YES
Research and development	YES
Certification	YES
Manufacturing and production	YES
Marketing and promotion	YES
Storage, distribution, and supply	YES
Use and service	YES
Disposal, reuse or recycling	PARTIAL

Community Engagement

Being active in the community has always been central to Westport’s values. Since 2002, Westport has been a strong supporter of the United Way of the Lower Mainland. From modest beginnings, our annual workplace campaign has grown steadily and in 2014 our cumulative fundraising total reached $1.162 million CDN.

Westport’s contributions to the community go beyond financial donations. Our employee led IMPACT team provides various outlets for Westporters to engage in the community. The role of IMPACT is to bring the various activities and initiatives that Westport employees can participate in into one coordinated effort. This also provides employees an outlet to exercise their 16 hours of paid volunteer time. IMPACT initiatives generally touch on their three pillars; Environment, Education, and Community.

“Bridging the Science Gap”: Our Partnership with Science World

Science World is dedicated to inspiring science and technology leadership in British Columbia. Westport is a contributor to Science World’s “Bridging the Science Gap” campaign through its sponsorship of the transportation exhibit in the Ken Spencer Science Park. This interactive outdoor science park is designed to educate children about the future of new, clean, low-carbon technologies. The exhibit conveys a “Clean Transportation Story” with interactive elements to demonstrate how everyday choices can impact our carbon footprint.

United Way of the Lower Mainland Community Schools

Westport is a proud partner of the United Way and Vancouver School Board’s Community Schools Program. Community schools provide safe and structured after-school activities to students aged 6-12. After-school programs play a critical role in providing structured, supervised time for children to be active, to develop positive social skills, and to build overall capabilities. Studies have linked participation in these programs with greater academic success, increased self-confidence and self-esteem, and better relationships with peers and adults.

Through this partnership, Westport employees lead classes over seven weeks in cooking, acrobatics, guitar, and visual arts at Lloyd George Elementary School.

Canadian Blood Services

Westport has been a member of the Canadian Blood Services’ Partners for Life Program since 2001. This nationwide program is designed to encourage group donations from business and community organizations. Each year, we set a target, coordinate group donations and allow employees to take time from work to donate.

The Canadian Blood Services’ Bloodmobile visited our offices for the first time in 2012 and we were able to collect more than 40 donations that day. In 2014, we made 75 donations. Since 2006, Westport employees have donated over 500 pints of blood or enough to impact 108 lives.5

Environmental Performance Indicators

Environmental Compliance

Compliance with applicable federal, provincial, and municipal regulations is a baseline environmental performance standard and we believe that leading organizations must go beyond minimum environmental requirements. Since its inception in 1996, Westport has not received any fines or non-monetary sanctions for environmental non-compliance.

Water

It is expected that climate change will impact global water resources. Water use is an increasingly critical component of each organization’s sustainability performance. Despite this, only the largest industries in British Columbia have water meters with data logging capability and the city of Vancouver does not currently provide meters to light industrial or commercial customers such as Westport.

Our calculations indicate that Westport facilities cumulatively have an average daily rate of water use of approximately 13.5 m³ per day. Engine and fuel system component testing activities use process water that flows in a closed-loop thereby minimizing total water withdrawals. Water conserving domestic appliances and fixtures have been installed at all locations in an effort to further reduce our impact. We recognize that providing only an estimate and not actual water use is a limitation of our current sustainability report.

Energy Consumption

Energy Consumption	Gigajoules for the 12 Months Ending December 2014
	Dec-14	Dec-13	Dec-12	Dec-11	Mar-10
Direct
Diesel	2,000	2,722	2,250	1,250	1,146

LPG	0	0	35	99	120

LNG	21,730	8,559	8,466	11,193	13,395

CNG	35,449	38,148	28,802	19,352	13,363

Natural gas returned	-13,937	-1,024	-1,860	-3,663	-7,102

Net direct consumption	45,242	48,405	37,693	28,232	20,922
Indirect
Electrical	16,249	14,956	12,239	7,392	5,961

[5]	According to Canadian Blood Services an average of 4.6 pints are required per patient.

In 2014, both our consumption of LNG and rate of reinjection to the Fortis BC pipeline increased substantially due to testing of high-horsepower LNG pumps. Our LNG gas reinjection system enables us to return gas to the pipeline for use in other commercial, industrial, or residential applications and mitigates GHG emissions associated with fuel system development and testing. Our electrical consumption also increased in 2014 but we were able to return power to the grid through the use of transient dynamometers in our test cells.

Greenhouse Gas Emissions

The Greenhouse Gas Protocol6 developed by the World Business Council on Sustainable Development (WBSCD) is the globally accepted standard for greenhouse gas (GHG) emissions accounting. The organizational boundary of this inventory includes all of Westport’s British Columbia-based facilities and includes both scope one and scope two emissions.7 We have not measured scope three emissions to date.

Greenhouse Gas Inventory (unaudited)	tonnes CO2 equivalent for the 12 months ended
	Dec-14	Dec-13	Dec-12	Dec-11	31-Mar-10
Total Scope 1 Direct Emissions	2389.7	2,576.1	2,224.2	1,805.5	2,005.4
Total Scope 2 Indirect Emissions	413.0	387.0	288.0	237.0	245.0
Total GHG impact	2802.7	2,963.1	2,512.2	2,042.5	2,250.4

[6]	The GHG Protocol methodology used at this time only includes emissions associated with fuel consumption and not energy and emissions associated with fuel production, distribution and transport.

7	Scope One Direct Emissions encompass both liquefied and compressed natural gas, diesel, propane, and fuel used in company vehicles. Scope Two Indirect Emissions include emissions associated with the purchase and use of electricity.

Finding comparable organizations against which to benchmark our GHG emissions remains a challenge, as the research and development of new engine technologies is necessarily an energy-intensive process. There are currently no regulatory requirements for a company of our size to disclose its emissions.8 The process of compiling a GHG inventory provides an important foundation for understanding reduction opportunities and measuring progress. Westport works through the internationally-recognized Carbon Disclosure Project to inventory and make public our GHG emissions. We have identified future opportunities to reduce the impacts of our operations, as well as opportunities to integrate climate change risk into our risk management procedures and overall business strategy.

Waste Generation and Diversion:

Waste reduction, reuse and recycling programs are well established and well-maintained. Using formulas based on bin size and frequency of collection, Westport generates approximately 200 tonnes of waste annually. Reducing the amount of waste sent to landfill remains a priority and we have launched employee education and awareness efforts to communicate the importance of minimizing the amount of waste generated.

We extend the opportunity for employees to recycle electronics, batteries, confidential paper, and some hazardous waste like paint through our waste minimization program.

Our Facilities Engineering Group tracks the amount of waste recycled via our hazardous waste program, scrap materials collection and office waste initiatives.

[8]	In Canada, Large Final Emitters (LFEs), those facilities that emit the equivalent of 100,000 tonnes (100 kT) or more of carbon dioxide (CO2) equivalents per year are required to disclose their emissions.

Types of Hazardous and Solid Waste Recycled
Aluminum	Diesel	Hard and soft plastic	Viscor
Batteries	E-waste	Paper	Wastewater
Beverage containers	Filters/rags	Plastic oil pails	Wood
Cardboard	Light bulbs	Solvents	Organics (kitchen waste)
Coolant	Lube oil	Steel